Exhibit 3.2

AMENDMENT NO. 2 TO THE
BYLAWS OF PHARMA-BIO SERV, INC.

WHEREAS, Article VI of the Bylaws (the “Bylaws”) of Pharma-Bio Serv, Inc. (the “Company”) provides that the Board of Directors of the Company (the "Board") may amend the Bylaws at any time; and

WHEREAS, at the annual meeting of stockholders held on April 9, 2013, the stockholders of the Company approved an amendment to the Company's Certificate of Incorporation to authorize the classification of the Board of Directors into three classes with staggered terms (the "Certificate of Amendment"); and

WHEREAS, the Board of Directors stated that it would amend the Company's Bylaws, after receiving stockholder approval but before the filing of the Certificate of Amendment, to conform the text in the Bylaws to the text in the Certificate of Amendment regarding the staggered board; and

WHEREAS, the Board has determined it to be in the best interests of the Company to amend the Bylaws as hereinafter set forth.

NOW, THEREFORE, pursuant to the authority reserved to the Board, the Bylaws are hereby amended as follows:

1.	Section 3 of Article II of the Bylaws is amended by deleting in its entirety and replacing it with the following:

"3.      ELECTION AND TERM.  The Board of Directors of the corporation shall be classified into three classes, as nearly equal in number as possible, with staggered terms as provided under § 141(d) of the General Corporate Law of the State of Delaware, with one class being elected each year to serve a staggered three−year term.

Directors in each class shall be elected at the annual meeting of stockholders of the corporation. The directors initially elected in Class I will serve until the 2014 annual meeting of stockholders and the election and qualification of their successors. The directors initially elected in Class II will serve until the 2015 annual meeting of stockholders and the election and qualification of their successors. The directors initially elected in Class III will serve until the 2016 annual meeting of stockholders and the election and qualification of his or her successor.

Beginning with the election of directors to be held at the 2014 annual meeting of stockholders, and going forward, the class of directors to be elected in such year (Class I) shall be elected for a three−year term, and at each successive annual meeting of stockholders, the class of directors to be elected in such year would be elected for a three year term, so that the term of office of one class of directors shall expire in each year.

Any director appointed by the Board of Directors of the corporation to fill a vacancy of a director that resigns, retires, is removed, or otherwise ceases to serve prior to the end of such director’s term in office, shall hold office until the next election of the class for which such director has been chosen, and until that director’s successor has been elected and qualified or until his or her earlier resignation, removal or death."

2.	Except as modified by this Amendment, all of the terms and conditions of the Bylaws shall remain valid and in full force and effect.

[SIGNATURE ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this instrument as of the 9th day of April 2013, on behalf of the Board.

Pharma-Bio Serv, Inc.

By:	/s/ Pedro J. Lasanta
Pedro J. Lasanta
Chief Financial Officer